Filed by Brandywine Operating Partnership pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed
Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Prentiss Properties Trust
Commission File No.:1-14516

This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust (“Brandywine”) of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Brandywine on October 4, 2005.  The Merger Agreement is incorporated by reference into this filing.

     On November 9, 2005, Brandywine issued a press release announcing its fourth quarter dividend. The text of the press release is as follows:

Brandywine Realty Trust Announces Fourth Quarter 2005 Dividend

PLYMOUTH MEETING, PA, November 9, 2005 – Brandywine Realty Trust (NYSE:BDN) announced today that its dividend for the fourth quarter of 2005 will be $0.44 per common share, payable on January 17, 2006 to shareholders of record as of November 18, 2005.

The Company also announced its dividend for the fourth quarter of 2005 will be $0.46875 per 7.50% Series C Cumulative Redeemable Preferred Share and $0.460938 per 7.375% Series D Cumulative Redeemable Preferred Share. The Series C and Series D dividends are payable on January 17, 2006 to holders of record of Series C and Series D Preferred Shares on December 30, 2005.

About Brandywine Realty Trust

Brandywine Realty Trust, with headquarters in Plymouth Meeting, PA and regional offices in Mt. Laurel, NJ and Richmond, VA, is one of the Mid-Atlantic region's largest full service real estate companies. Brandywine owns, manages or has an ownership interest in 299 office and industrial properties, aggregating 24.2 million square feet.

For more information, visit Brandywine’s website at www.brandywinerealty.com.

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Note: Certain statements in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of the Company and its affiliates or industry results to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, the Company’s ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the Company and the forward-looking statements contained herein are included in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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Additional Information about the Merger and Where to Find It
This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties filed preliminary materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains the joint proxy statement and a prospectus. These documents are not final and will be further amended. INVESTORS AND SECURITY HOLDERS OF BRANDYWINE AND PRENTISS ARE URGED TO READ THE DEFINITIVE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BRANDYWINE, PRENTISS AND THE MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available), and other documents filed by Brandywine and Prentiss with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available), and other relevant documents may also be obtained, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.